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VINCE NGUYEN vince.nguyen@dechert.com +1 212 698 3566 Direct +1 212 698 0617 Fax

October 28, 2021

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Registrant”)

SEC File Nos. 333-200933 and 811-23013

Post-Effective Amendment No. 343 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco:

This letter responds to the comments you provided to Claire Hinshaw of Dechert LLP and me during a telephonic discussion on July 20, 2021 with respect to your review of Post-Effective Amendment No. 343 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on June 4, 2021. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) for the purpose of registering shares of Goldman Sachs Future Real Estate and Infrastructure Equity ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

Comment 1. Please provide the completed “Annual Fund Operating Expenses” table for the Fund prior to filing your 485(b).

Response 1. The Fund’s completed “Annual Fund Operating Expenses” table is attached hereto as Exhibit A to this correspondence.

Comment 2. The Staff of the SEC (the “Staff”) notes that in the “Summary—Principal Investment Strategies” section, the Investment Adviser generally defines a real estate company as a company in the real estate sector. Please consider discussing whether a real estate company differs from a real estate investment trust (“REIT”).

Mr. Christopher Bellacicco October 28, 2021 Page 2

Response 2. The Registrant hereby confirms that real estate companies in which the Fund invests may include, but are not limited to, REITs. The Fund’s disclosure has been revised accordingly.

Comment 3. The Staff notes that the “Summary—Principal Investment Strategies” section states that “[t]he Fund seeks to achieve its investment objective by investing in real estate and infrastructure companies that the Investment Adviser believes are benefitting from secular growth driven by the increased adoption of technology or changing demographics.” Please elaborate on this increased adoption of technology or changing demographics by including additional disclosure explaining what it is and how it leads to growth in real estate and infrastructure companies.

Response 3. As noted in response to Comment 10 below, the Registrant has added disclosure regarding “Key Themes” that elaborates on these concepts.

Comment 4. The Staff notes that the “Summary—Principal Investment Strategies” section refers to investments in underlying funds.

(a)

If the Fund’s “Acquired Fund Fees and Expenses” are expected to exceed 0.01% of the average net assets of the Fund, please include this as a separate line item in the “Annual Fund Operating Expenses” table.

(b)	If such underlying funds represent a principal risk of the Fund, please include corresponding risk disclosure.

Response 4. The Registrant hereby confirms that the Fund’s “Acquired Fund Fees and Expenses” are not expected to exceed 0.01% of the average net assets of the Fund during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual Fund Operating Expenses” table is not required. In addition, the Registrant further confirms that the Fund’s investments in underlying funds are not currently expected to be a principal risk of the Fund.

Comment 5. The Staff notes that the “Summary—Principal Investment Strategies” section states that “[t]he Fund may invest in underlying ETFs, exchange-traded products (“ETPs”) and/or money market funds that currently exist or that may become available for investment in the future for which the Investment Adviser or an affiliate now or in the future acts as investment adviser or principal underwriter.” Please supplementally explain to the Staff how the Fund will make such investments and comply with the restrictions on affiliated transactions included in the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder.

Mr. Christopher Bellacicco October 28, 2021 Page 3

Response 5. The Registrant hereby confirms that to the extent the Fund’s transactions implicate Section 17 of the 1940 Act and any of the exemptive rules thereunder, such transactions will be effected in a manner that complies with Section 17 and the applicable rules. The Registrant also supplementally confirms that it does not intend to engage in in-kind creation or redemption with any of the affiliated underlying funds in which it may invest.

Comment 6. The Staff notes that the “Summary—Principal Investment Strategies” section states that “[t]he Investment Adviser employs a fundamental investment process that may integrate environmental, social and governance (“ESG”) factors.” Please disclose the ESG factors or criteria the Investment Adviser may consider.

Response 6. The Registrant respectfully notes that the “Investment Management Approach—Principal Investment Strategies” section currently includes disclosure regarding the ESG factors the Investment Adviser may consider in managing the Fund’s investment process. Accordingly, no changes have been made in response to this comment.

Comment 7. The Staff notes that the “Summary—Principal Investment Strategies” section states the Fund will concentrate its investments “in securities of issuers in one or more of the real estate and utilities industries.” This “one or more” language suggests that the Fund is reserving freedom to concentrate. Freedom to concentrate pursuant to management investment decisions has been considered by the Staff to be prohibited by Section 8(b)(1) of 1940 Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made. See Investment Company Act Release No. 9011 (Oct. 30, 1975). Please revise this disclosure accordingly.

Response 7. The Registrant respectfully submits that its current concentration policy and related disclosure are consistent with Section 8(b)(1) of the 1940 Act and the rules and other SEC guidance thereunder. Neither the 1940 Act nor Form N-1A specifies how to define an “industry” or a “group of industries” for purposes of an investment company’s concentration policy under Section 8(b)(1). Former Guide 19 to Form N-1A, which was repealed in 1998, provided that an investment company may select its own industry classification; however, such classification must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.

In this case, the Fund has adopted a policy to concentrate its investments “in securities of issuers in one or more of the real estate and utilities industries.” For purposes of the Fund’s concentration policy under Section 8(b)(1), the real estate and utilities industries are collectively considered by the Fund to be a “group of industries.” The Registrant believes that, given the physical asset attributes of issuers in the real estate and utilities industries,

Mr. Christopher Bellacicco October 28, 2021 Page 4

such issuers are similar. Accordingly, the Registrant believes such classification is reasonable and complies with Section 8(b)(1). The Registrant further confirms that the Fund will concentrate its investments in this group of industries pursuant to its concentration policy and thus will not have the “freedom to concentrate” prohibited by Section 8(b)(1).

For clarity, the Registrant has revised the disclosure to read as follows in response to this comment:

The Fund concentrates its investments (i.e., holds more than 25% of its total assets) in the group of industries that comprise the real estate and utilities sectors.

Comment 8. The Staff notes that the “Summary—Principal Investment Strategies” section refers to the Fund’s investments in issuers within the utilities industries. Please elaborate on these utilities industries investments as they are not discussed anywhere else in the principal investment strategies but are mentioned in the Fund’s concentration policy and identified as a principal risk.

Response 8. The Registrant submits that infrastructure companies in which the Fund invests may include, but are not limited to, companies classified as within the utilities industries, and that the Fund’s disclosure has been revised accordingly.

Comment 9. The Staff notes that the “Summary—Principal Risks of the Fund” section states that “for operational reasons, trades of the Fund’s portfolio holdings are generally executed on a delayed basis relative to such accounts and funds, subject to the Investment Adviser’s duty to seek to obtain best execution.” Please explain the operational reasons for the delayed execution and how the Investment Adviser will fulfill its duty to seek best execution.

Response 9. The Investment Adviser supplementally submits that the Fund’s portfolio trades are generally executed after those of other accounts and funds (collectively, “accounts”) managed by the Investment Adviser with similar investment strategies due to differences in tax management considerations and implementation techniques. Unlike such other accounts, in addition to the security selection process, the Fund’s portfolio management team will employ tax management overlay strategies to seek tax efficiency for the Fund and its shareholders, which may include the use of the Fund’s in-kind redemption mechanism and certain other tax management techniques. Accordingly, while the Fund’s investment strategy is similar to the other accounts, it is not the same as such other accounts. As a result of its different investment strategy, the Fund’s portfolio trades will generally be executed after those of the other accounts. For these reasons, the Investment Adviser believes its trading process for the Fund is consistent with its duty to seek best execution.

Mr. Christopher Bellacicco October 28, 2021 Page 5

For clarity, the Fund’s disclosure has been revised as follows:

Goldman Sachs and its affiliates advise accounts and funds which have investment objectives, investments strategies and/or policies similar to those of the Fund and such accounts and funds will have portfolio holdings that overlap with the Fund. Due to differences in tax management considerations and implementation techniques, trades of the Fund’s portfolio are generally executed after those of such accounts and funds. As a result, the Fund’s investment results may be higher or lower, and potentially significantly lower, than those of such accounts and funds.

In addition, disclosure regarding the Investment Adviser’s tax management overlay strategies has been added under “Investment Management Approach—Principal Investment Strategies.”

Comment 10. The Staff notes that the Thematic Investment Risk in the “Summary—Principal Risks of the Fund” section refers to “Key Themes.” The Staff notes that the term “Key Themes” does not appear to be discussed in the Fund’s principal investment strategies disclosure. Please include such disclosure or adjust the disclosure accordingly.

Response 10. The Registrant has revised the Fund’s principal investment strategies disclosure to include “Key Themes.” The disclosure describing the Key Themes is included in Exhibit A attached hereto.

Comment 11. If ESG Integration Risk is a principal risk of the Fund, please also include the risk in the “Summary—Principal Risks of the Fund” section.

Response 11. The Registrant hereby confirms that ESG Integration Risk is not currently expected to be a principal risk of the Fund. Accordingly, no changes have been made in response to this comment.

*     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3566 if you wish to discuss this correspondence further.

Sincerely,

/s/ Vince Nguyen

Vince Nguyen

Mr. Christopher Bellacicco October 28, 2021 Page 6

cc:	Caroline Kraus, Goldman Sachs Asset Management, L.P.

Melissa O’Neill, Goldman Sachs Asset Management, L.P.

Stephanie Capistron, Dechert LLP

Mr. Christopher Bellacicco October 28, 2021 Page 7

Exhibit A

Response 1

Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fee	0.00%
Other Expenses[1]	0.00%

Total Annual Fund Operating Expenses	0.75%

[1]	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.

Response 10

The Key Themes currently are:

Innovation: represents real estate and infrastructure companies that, in the Investment Adviser’s view, “house” innovation-driven demand drivers including but not limited to towers, digital storage, cold storage, logistics, life-science office and studio office.

Demographic Shifts: represents real estate and infrastructure companies that, in the Investment Adviser’s view, “house” demographic-driven demand drivers in areas including but not limited to select multi-family, single family rental, self-storage and healthcare.

Experiences Over Things: represents real estate and infrastructure companies that, in the Investment Adviser’s view, “house” experience-driven demand drivers in areas including but not limited to leisure hotels, airports, toll roads, rails and ports.

Environmental Sustainability: represents real estate and infrastructure companies that, in the Investment Adviser’s view, “house” environmental sustainability-driven demand drivers in areas including but not limited to utilities enabling energy transition, alternative energy producers, energy storage and grid services.

Social Sustainability: represents real estate and infrastructure companies that, in the Investment Adviser’s view, “house” social sustainability-driven demand drivers, in areas including but not limited to affordable housing, health care, education and waste management.